For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

100% PFN owned River Valley Platinum Group Metal Project, Ontario yields 2.76 gt (0.08 opt), 3E* over 35m (114.8 feet) in DN004-2011 and 1.71 gt, (0.05 opt), 3E* over 65 metres (213.3 ft) in hole DN003-2011

  2.8 gt,( 0.08 opt), 3E over 34 metres ( 111.5 ft) in hole DN004-2011 including 4.71 gt,(0.14 opt), 3E over 11 m ( 36.1 ft)
    including 2.86 gt ( 0.08 opt), 3E over 4m ( 13.1 ft)
  1.71 gt,( 0.05 opt), 3E* over 65 metres ( 213.3 ft) in hole DN003-2011 including 4.25 gt,(0.12 opt), 3E over 9 m ( 29.5 ft)
    including 2.47 gt, (0.07 opt ), 3E over 12m ( 39.4 ft)
  Completed more than 60 line km 3D IP and 3724 metres drilling in May 2011.
    Part of 2011 multi phases, $5M, Exploration program including 15,500 metre drill program
  In Early June company will commence Phase IB exploration program; including additional 3D IP and 12500m drilling
  The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

*3E=Pt+Pd+Au

May 31st 2011 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to report initial assay results from two holes completed during the 2011 Phase IA drill program in the Dana North area of the Company’s 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario. The 2011 drill program is utilizing one drill rig which is systematically drilling off sections spaced at approximately 25m intervals through the +900m long, north-south trending Dana Lake deposit.

Phase IA drilling has confirmed the presence of significant PGM, associated with disseminated sulphide mineralization at the Dana North Area.

The target at Section 10350 was tested with one fence of four holes. Assay results for the first two holes were received and were announced on May 17th, 2011

News Release	May 31st, 2011

Both holes in this release are located on the same section as Holes DN001-2011 and DN002-2011 and have intersected significant mineralization zones.

Holes DN003-2011 and DN004-2011 of this fence showed extensive mineralization assaying 1.8 gt over 65 metres (0.05 opt over 213.3 feet) and 2.8 gt 3E over 34 metres (0.08 opt over 111.5 feet) respectively. Table 1- below Illustrates significant drill intervals in the first four holes.

A total of 15 holes, 3724m, were completed in the Dana Lake area and all samples have been received by SGS Laboratories. Assays results from mineralized core intersections are reported below. Rhodium values will be reported at a later date.

Mineralization at the South Zone was intersected at vertical depths from 33m to 200m and remains open extending to depth. Mineralization can also be traced in surface outcroppings.

On Going Geophysical Studies:

Phase IA of the Company’s 2011 exploration program included the collection of approximately 60 line-km of 3D Induced Polarization ground geophysical data. These surveys have being conducted to generate additional drill targets and to enhance the targeting along a portion of the 9 kilometre prospective horizon located at the contact of the River Valley Intrusion.

Table 1- Significant Drill Intervals of the first two holes (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	Pt (gt)	Pt (opt)	Pd (gt)	Pd (opt)	Au (gt)	3E (gt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN001-2011	123	173	50	164.0	0.26	0.008	0.77	0.022	0.05	1.1	0.03	0.02	0.09	Results Pending
Including	123	134	11	36.1	0.37	0.011	1.11	0.033	0.07	1.55	0.05	0.02	0.09
Including	141	153	12	39.4	0.31	0.009	0.90	0.026	0.05	1.26	0.04	0.02	0.11
Including	159	173	13	42.7	0.28	0.008	0.83	0.024	0.06	1.18	0.03	0.03	0.12
DN002-2011	114	179	65	213.3	0.32	0.009	0.95	0.028	0.06	1.3	0.04	0.02	0.10
Including	146	158	12	39.4	0.43	0.013	1.30	0.038	0.08	1.82	0.05	0.03	0.14
Including	173	179	6	19.7	0.74	0.022	2.34	0.068	0.12	3.20	0.09	0.02	0.12
DN003-2011	50	115	65	213.3	0.42	0.010	1.29	0.038	0.08	1.8	0.05	0.03	0.13
Including	50	59	9	29.5	0.98	0.029	3.09	0.090	0.18	4.25	0.12	0.03	0.22
Including	72	84	12	39.4	0.59	0.017	1.76	0.052	0.11	2.47	0.07	0.04	0.16
DN004-2011	29	63	34	111.5	0.66	0.020	2.00	0.060	0.12	2.8	0.08	0.03	0.16
Including	29	40	11	36.1	1.12	0.033	3.40	0.099	0.18	4.71	0.14	0.04	0.24
Including	43	47	4	13.1	0.69	0.020	2.06	0.060	0.11	2.86	0.08	0.03	0.16

News Release	May 31st, 2011

In the coming 12 months the company plans to expand the geophysical survey coverage and complete these surveys in four different phases to cover the prospective zones over the entire 9 Km strike length.

About 3D IP Survey:

During the initial discovery of the mineralization at River Valley between 1999 and 2001, PFN carried out conventional 2D IP surveys with considerable success. The mineralization was found to produce significant chargeability anomalies when targets were followed-up with drilling. The limited depth of investigation and the broad responses, however, made it difficult to map the mineralization in detail both close to surface and at deeper depths. There are a number of advantages to 3D IP surveys over the older 2D techniques including faster data acquisition, more detailed results and overall lower costs. Most importantly, drilling costs are reduced as the target anomalies are more accurately defined by the 3D technique.

SJ Geophysics Ltd. was contracted to design and carry out the current surveys utilizing their state-of-the-art IP systems and proprietary full waveform digital receiver systems. Once the data are acquired, the entire grid can be processed (inverted) immediately to produce a 3 dimensional model of the subsurface resistivity and chargeability. These two physical properties are known to be anomalous and representative of mineralization at River Valley. The inversion ‘code’ or software was developed at the University of British Columbia over a number years through a consortium of mining companies and researchers and together with SJ Geophysics, new acquisition and computer systems needed to be developed to collect the data in a 3 dimensional format and process the data with the 3D modelling software.

Project Goals: The River Valley PGM project is located 60km northeast of Sudbury and it is road accessible, the principal economic target on the River Valley property is a multi-million tonne, mineable platinum group metal deposit of size and grade comparable to North American Palladium Ltd.’s Lac des Iles mine near Thunder Bay Ontario. The Lac des Iles mine is the only primary PGM producer in Canada.

Sudbury has been one of the world's major copper, nickel producing areas for more than a century. The Sudbury District has excellent infrastructure including roads, power, and an experienced work force and is the site of two major smelters owned Vale Inco and Xstrata Nickel.

PFN's River Valley Project has extensive exploration upside over a 9 km prospective strike length. Phase I drilling began April 7 2011. The Company plans to drill test the entire 9 km horizon.

News Release	May 31st, 2011

Project Milestones:

  Conclude a series of exploration programs including ground geophysics to Generate new drill targets.
  Complete series of drill campaigns to test new targets and update the NI 43-101 compliant resource estimate; within 12 months.( Spring 2012)
  Preliminary Economic Assessment (PEA): Within 18 months.
  Commence Pre -Feasibility within 36 months.

Table 2- Project Long Term Objectives

Objectives	2011- Q1	2011- Q2	2011- Q3	2011- Q4	2012- Q1	2012- Q2	2012- Q3	2012- Q4	2013	2014
Conduct series of exploration programs. Generate new targets.
Series of drill campaigns to update the NI 43-101 compliant resource estimate
Preliminary Economic Assessment (PEA)
Commence Pre -Feasibility

About the 2011 Exploration Program
 The 2011 drilling program began on April 7th and was completed in late May. During this phase 3724 meters of drilling and more than 60 line-Km of 3D IP geophysics was completed.

Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses.

This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts.

The Phase IB exploration program will include:

  More than 80 line km of 3D IP
  Approximately 12,500 m drilling
  Initialization of environmental baseline studies

Drilling program will consist of approximately 12,500 metres focusing on two main objectives:

1) Testing deeper targets that were generated to follow the footwall mineralization down dip

News Release	May 31st, 2011

2) Testing near surface mineralized zones not yet fully evaluated
3) Testing new drilling targets found outside of the contact by the geophysics survey (3D IP)

The Phase IB drilling campaign will continue to build on the results from Phase I A and will include the addition of newly available airborne geophysical survey technology. Phase IB is scheduled to begin in June 2011. The mineralized footprint at River Valley remains unconstrained in all directions; therefore, the program will also include on-going condemnation drilling to test the limits of the known mineralization.

Quality Assurance and Quality Control (QA/QC)
 QA/QC: All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and a 33 element ICP suite. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with acqua-regia, and measurement with an ICP (inductively coupled plasma) finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%.

One standard and one Blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th. This practice continued throughout 2011 Phase I (A) drilling and included the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario. The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge. A mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006.

Measured and Indicated Resources using a 1 g/t cut off (Pt/Pd) 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (Pt/Pd).

News Release	May 31st, 2011

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)

  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration of the property for a 50% stake in the joint venture. As a result of capital expenditure reductions during the global financial crises, Anglo Platinum Limited decided that no new funds would be allocated to the project, above and beyond the minimal holding costs.

In April 2011, PFN and Anglo Platinum closed a transaction allowing PFN to acquire Anglo Platinum's 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project. The transaction issued 12% of PFN's outstanding shares, (as of January 2011) to Anglo Platinum. Through its share ownership in PFN, Anglo Platinum can benefit on any future success of the River Valley Project.

In 2000 the first forty drill holes were completed on the River Valley property; 37 at the Dana Lake Area and 3 at Lismer’s Ridge, located about 1.3 km southeast of the Dana Lake Area. The results to date demonstrate predictable grade to depth with significant high grade components over broad intersections. Samples were taken from split drill core and sent to XRAL Laboratories in Rouyn-Noranda, Quebec for Pt-Pd-Au-Rh-Cu-Ni assay.

About Pacific North West Capital Corp
 Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

News Release	May 31st, 2011

On April 7, 2011, PFN announced the closing of the River Valley acquisition from Anglo Platinum (see news release dated April 7 2011).

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in May 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.8 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	May 31st, 2011